Reply to the Attention of	Michael Shannon
Direct Line	(604) 893-7638
Direct Fax	(604) 685-7084
Email Address	michael.shannon@mcmillan.ca
Our File No.	1013719-267267
Date	August 26, 2021

Via EDGAR correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

United States of America  20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re:

Bright Minds Biosciences Inc.

Amendment No. 2 to Registration Statement on Form 20-FR12G

Filed August 13, 2021

File No. 000-56296

Response Letter to SEC Comments of August 24, 2021

 We are counsel for and write on behalf of Bright Minds Biosciences Inc. (the "Company") in response to the Staff's letter of August 24, 2021 (the "Third Comment Letter") from the Division of Corporate Finance, Office of Life Sciences, of the United States Securities and Exchange Commission (the "Commission").

 On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, Amendment No. 3 to the Company's registration statement on Form 20-FR12G filed June 17, 2021 (the "Form 20-FR12G Third Amendment").

 On behalf of the Company, we provide below the Company's item-by-item responses to the comments made in the Third Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response hereinbelow corresponds to the paragraph numbering used in the Third Comment Letter. We confirm that the disclosure changes described hereinbelow have been made in the Form 20-FR12G Third Amendment as filed with the Commission.

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August 26, 2021 Page 2

Commission Comment:

Amendment No. 2 to Registration Statement on Form 20-F

Item 4. Information on the Company, page 19

1. We note your response to our prior comment 1 indicating that 5-HT2A + 5-HT2C is material because it has many potential therapeutic applications. This is a potential reason to continue to develop the product candidate and a reason for believing that it may have long term potential, it does not explain why you currently believe it is sufficiently material to your current business to include in the pipeline table. To the extent you continue to believe it is sufficiently material, please include more information about the candidate in your registration statement, including a description of your preclinical studies and a description of your PsychoGenics collaboration.

Company Response:

The Company has revised its disclosure in response to this comment by removing disclosure with respect to the Company's 5-HT2A + 5-HT2C program as being part of the Company's drug pipeline on page 21 of the Form 20-FR12G Third Amendment. As the Company continues to conduct pre-clinical testing of the 5-HT2A + 5-HT2C program, the disclosure in respect of the program has now been limited to the information related to that testing.

Commission Comment:

2. We note your response to comment 2. Please quantify your disclosures related to the reduced number of fentanyl seeking episodes and binge eating episodes.

Company Response:

The Company has revised its disclosure in response to this comment by quantifying its disclosure related to fentanyl seeking episode and binge eating episodes on page 22 of the Form 20-FR12G Third Amendment.

Commission Comment:

3. Please include a discussion of the material terms of your NIH program(s).

Company Response:

The Company has revised its disclosure in response to this comment by providing additional disclosure with respect to the Company's NIH programs on page 21 of the Form 20-FR12G Third Amendment.

August 26, 2021 Page 3

On behalf of the Company we sincerely hope and trust that each of the foregoing and the Form 20-FR12G Third Amendment is clear and satisfactory in this matter and truly responsive to the Commission's Third Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact either the writer (at (604) 893-7638) or Sasa Jarvis (at (778) 328-1489) of our offices at any time.

 On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly, "Michael Shannon" Michael Shannon* for McMillan LLP

Enclosure

cc: The Company; Attention: Ian McDonald (CEO) and Ryan Cheung (CFO)

* Law Corporation